UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON,

D.C.

20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934
____________________________

(Mark One)

[X]

ANNUAL REPORT PURSUANT TO

SECTION 15(d) OF THE SECURITIES EXCHANGE ACT

OF
1934

For the fiscal year ended December 31, 2019

OR

[ ]

TRANSITION
REPORT PURSUANT TO

SECTION 15(d) OF THE SECURITIES EXCHANGE

ACT
OF 1934

For the transition period from ____________ to ____________

Commission file number 0-13358

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CAPITAL CITY BANK GROUP,

INC. 401(k) Plan

(Exact name of the plan)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Capital City Bank Group, Inc.
217 North Monroe Street
Tallahassee, Florida

32301

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

Capital City Bank Group, Inc. 401(k) Plan (“Plan”) is subject to the Employee

Retirement
Income Security Act of 1974 (“ERISA”).

Therefore, in lieu of the requirements of items 1-3

of Form 11-
K, the financial statements and schedule of the Plan for the two years ended December 31, 2019 and 2018
have been prepared in accordance with the financial reporting requirements of

ERISA.

F
INANCIAL
S
TATEMENTS

AND

S
UPPLEMENTAL
S
CHEDULE

Capital City Bank Group, Inc. 401(k) Plan
December 31, 2019 and 2018
and Year

Ended December 31, 2019
With Report of Independent Registered Public Accounting Firm

Capital City Bank Group, Inc. 401(k) Plan
Financial Statements and Supplemental Schedule
December 31, 2019 and 2018 and Year

Ended December 31, 2019
Contents
Report of Independent Registered Public Accounting Firm ............................................................1
Financial Statements
Statements of Net Assets Available for Benefits

.............................................................................3
Statement of Changes in Net Assets Available for Benefits ............................................................4
Notes to Financial Statements ..........................................................................................................5

Supplemental Schedule
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

.................................................12

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of Capital City Bank Group, Inc. 401(k) Plan

Opinion on the Financial Statements
We have

audited the accompanying

statements of net

assets available for

benefits of Capital

City Bank
Group, Inc.

401(k) Plan

(the Plan)

as of

December 31, 2019

and 2018,

and the

related statement

of
changes in net

assets available for

benefits for the

year ended December

31, 2019, and

the related notes
(collectively referred

to as

the “financial

statements”). In

our opinion,

the financial

statements present
fairly, in

all material respects,

the net assets

available for benefits of

the Plan at

December 31, 2019

and
2018, and

the changes in

its net

assets available for

benefits for

the year ended

December 31, 2019,

in
conformity with U.S. generally accepted accounting principles.

Basis for Opinion
These financial

statements are

the responsibility

of the

Plan’s management.

Our responsibility

is to
express an

opinion on

the Plan’s

financial statements based

on our

audits. We

are a

public accounting
firm registered with the

Public Company Accounting Oversight

Board (United States) (PCAOB)

and are
required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted

our audits in

accordance with the

standards of the

PCAOB. Those standards

require that
we plan and

perform the audit

to obtain reasonable

assurance about whether

the financial statements

are
free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an

audit of its

internal control over financial

reporting. As part

of our audits

we are
required to obtain an

understanding of internal control over

financial reporting but not

for the purpose of
expressing an opinion on

the effectiveness of

the Plan’s

internal control over financial

reporting.
Accordingly, we express no such opinion.

Our audits

included performing procedures

to assess

the risks

of material

misstatement of the

financial
statements, whether

due to

error or

fraud, and

performing procedures that

respond to

those risks.

Such
procedures included

examining, on

a test

basis, evidence

regarding the

amounts and

disclosures in

the
financial statements.

Our audits

also included

evaluating the

accounting principles used

and significant
estimates made by management, as well as

evaluating the overall presentation of the financial statements.
We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule
The accompanying supplemental

schedule of assets

(held at end

of year) as

of December 31,

2019, has
been subjected to

audit procedures performed in conjunction with the

audit of the Plan’s financial
statements. The information in the

supplemental schedule is the responsibility of

the Plan’s

management.
Our audit procedures included determining whether

the information reconciles to the

financial statements
or the

underlying accounting

and other

records, as

applicable, and

performing procedures

to test

the
completeness and

accuracy of

the information

presented in

the supplemental

schedule. In

forming our
opinion on

the information,

we evaluated

whether such

information, including its

form and

content, is
presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and
Disclosure under the Employee Retirement Income

Security Act of 1974.

In our opinion, the information
is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s

auditor since 2013.

Tallahassee, Florida

June 26, 2020

Capital City Bank Group, Inc. 401(k) Plan
Statements of Net Assets Available for Benefits
December 31,
2019 2018
Assets
Investments at fair value
$ 39,420,736 $
30,575,947
Total assets
39,420,736
30,575,947
Net assets available for benefits
$ 39,420,736
$ 30,575,947
See accompanying notes.

Capital City Bank Group, Inc. 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year

Ended December 31, 2019
2019
Additions
Investment income:

Dividends and interest income $ 261,721
Net appreciation in fair value of investments 6,762,000
Total Investment Income 7,023,721
Contributions:
Participants 2,743,588
Employer 727,515
Rollover 574,211
Total Contributions 4,045,314
Total Additions 11,069,035
Deductions
Benefit payments 2,102,344
Administrative expenses 121,902
Total deductions 2,224,246
Net increase 8,844,789
Net assets available for benefits at beginning of year 30,575,947
Net assets available for benefits at end of year $ 39,420,736
See accompanying notes.

Capital City Bank Group, Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2019
1. Description of Plan

The following description

of the Capital

City Bank Group,

Inc. 401(k) Plan

(the Plan) provides

general
information about

the Plan’s provisions. Capital City Bank Group, Inc. (the Company) is the plan sponsor. Participants

should refer

to the

Plan document

and Summary

Plan Description

for a

more
complete description of the Plan’s provisions, copies of which may be obtained from the plan sponsor.

General

The Plan is

a defined contribution

retirement plan established

under the provisions

of Section 401(a)

of
the Internal

Revenue Code

(the IRC),

which includes

a qualified

deferred arrangement

as described

in
Section 401(k)

of the

IRC. The

Plan is

intended to

provide benefits

to all

eligible employees

of the
Company. Employees

of the Company

become eligible to

participate in the

Plan at the

time of
employment. Employees may enter the Plan on the first day of the month coinciding with or following the date on which the employee becomes eligible to participate in the Plan.

The overall responsibility for administering the Plan rests with the Company.

However, the Company has
delegated administration of the Plan to

the Retirement Committee (the “Plan Administrator”).

The
administrative and record-keeping services are outsourced to Empower Retirement.

Reliance Trust serves
as trustee

and asset

custodian.

Strategic Retirement Partners

served as

the 3(38)

fiduciary for

the plan
year ended December 31, 2019.

Contributions

Each year,

participants may elect

to contribute up

to 100% of

pretax annual compensation, as

defined in
the Plan document

and subject to

certain limitations under

the IRC.

Participants may choose

to change
their deferral percentage

at any time.

The Plan also

includes an automatic

contribution arrangement that
applies to n

ew or re-

hired employees of

the Company.

The automatic deferral

amount is 3%

of eligible
compensation.

Beginning June 1,

2020, automatic contribution

was extended to

include any

associates
not actively deferring 3% or more; these associates will be auto-enrolled with a 3% deferral rate.

Furthermore, beginning June 1, 2021, the plan will auto-escalate participants deferral rate by 1% annually each June until a

6% deferral rate is

achieved.

Employees who do not

wish to be automatically

enrolled
or auto-escalate may elect

not to defer

or to defer

another percentage.

The Plan also

allows participants
who reach the

age of 50

during the taxable

year to make

catch-up contributions. Catch-

up contributions
are 401(k)

elective deferral

contributions in

excess of

any limit

on such

contributions under

the Plan
subject to IRC limitations.

The Plan also

allows participants to contribute

monies as Roth contributions,
subject to the same limitations as are in place for pretax contributions.

For 2019,

the Company

provided a

50% match

on participant

contributions of

6% or

less of

eligible
compensation.

Only employees hired after January 1, 2002,

and who have completed 90

days of service,
are eligible for this

match.

No additional discretionary

employer contributions were made

for 2019.

All
new associates

hired after

January 1,

2020, in

addition to

the 50%

match, will

receive a

separate non-
elective contribution

equal to

3% of

their annual

compensation, calculated on

a monthly

payroll basis.

Ninety days of service is required before this non-elective contribution begins.

Capital City Bank Group, Inc. 401(k) Plan
Notes to Financial Statements (continued)

1.

Description of Plan (continued)

Participant Accounts

Each participant’s

account is credited

with the participant’s

contribution, the Company

matching
contributions, and

effective January

1, 2020

the 3%

non-elective contribution,

and allocations

of Plan
earnings based on

the participant’s

investment elections; any

withdrawal distribution fees

are charged to
the participant account.

Administrative expenses are paid by

the plan, the participants,

or directly by the
Company, as defined

in the Plan document and/or vendor

agreements.

The benefit to which a

participant
is entitled

is the

benefit that

can be

provided from

the participant’s

vested account.

Each participant
directs the investment of his or her account to any of the investment options available under the Plan.

Vesting

Participants are

immediately vested

in their

contributions plus

actual earnings

thereon.

Vesting

in the
Company’s matching

portion of

their accounts

(including the

3% non-

elective contributions

effective
January 1, 2020) plus actual earnings thereon is based on years of credited service.

A participant is 100%
vested in

the Company’s

matching and

discretionary contributions,

and related

earnings thereon,

after
three years

of credited

service (on

a cliff

basis).

Credited service

for vesting

purposed requires

1,000
hours during the Plan year.

A participant becomes fully vested in his or her account balance upon retirement,

death or disability.

Forfeitures

Forfeitures are used to reduce

the employer contributions and/or pay Plan administrative

expenses.
Unallocated forfeited

balances as

of December

31, 2019

and 201

8

were approximately

$11,200 and
$3,000 respectively. The

Company did not use forfeitures

to reduce Company contributions for

2019 and
2018.

Payment of Benefits

Upon termination

of service

due to

death, disability,

retirement or

other reason,

a participant

(or their
beneficiary in the event of death) will, upon request, receive a lump-sum amount equal to the value of the
vested interest

in his

or her

account. Participants

may also

receive a

distribution while

in service

upon
demonstration of financial

hardship or reaching

age 59 ½.

Participants

that are qualified

reservists and
are called upon for active duty for more than 179 days or an indefinite period may receive a distribution.

Administrative Expenses

The Plan’s

administrative expenses were

paid, pro rata,

by participants.

Forfeiture monies were

used to
offset participant expenses.

Expenses relating to

purchases, sales, transfers or

distributions of the

Plan’s
investments are charged to the particular investment fund and/or participant to which the expense relates.

Capital City Bank Group, Inc. 401(k) Plan
Notes to Financial Statements (continued)

1.

Description of Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan

subject to the provisions of the Employee
Retirement Income Security Act of 1974, as amended (ERISA). In the event of Plan termination,
participants would become 100% vested in their employer contributions and earnings thereon.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with
U.S. generally accepted accounting principles.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial

statements in conformity with

U.S. generally accepted accounting principles
requires management to make estimates and

assumptions that affect the amounts reported

in the financial
statements and

accompanying notes

and supplemen

tal schedule.

Actual results

could differ

from those
estimates.

Investment Valuation and Income Recognition

Investments held

by the

Plan are

stated at

fair value.

Fair value

is defined

as the

price that

would be
received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement

date (an exit

price). See Note

3 for further

discussion and disclosures

related to fair
value measurements.

Purchases and sales of securities are recorded on a trade-date basis.

Interest income is recorded as earned.
Dividends are recorded

on the ex-

dividend date. Net

appreciation/(depreciation) include the Plan’s

gains
and losses on investments bought and sold as well as held during the year.

Recent Accounting Pronouncements

The Financial Accounting Standards

Board issued Accounting Standards Update

(“ASU”) 2018-13,
Fair
Value

Measurement (Topic

820): Disclosure

Framework – Changes

to the Disclosure

Requirements for
Fair Value

Measurement
.

The amendments in this ASU modify the disclosure requirements on fair value measurements in

Topic 820,

including the

removal, modification

to, and

addition of

certain disclosure
requirements.

The updated guidance is effective for fiscal years beginning after December 15, 2019, with early adoption permitted.

The Plan is

currently assessing the timing

and impact of

adopting the updated
provisions.

This ASU is not expected to have a significant impact on the Plan’s fair value disclosures and no impact to the financial statements.

Capital City Bank Group, Inc. 401(k) Plan
Notes to Financial Statements (continued)

3. Fair Value Measurements

Fair value is defined as the price

that would be received to sell an

asset or paid to transfer a liability in

an
orderly transaction

between market

participants on

the measurement

date (i.e.,

an exit

price). The

fair
value hierarchy

prioritizes the

inputs to

valuation techniques used

to measure

fair value.

The hierarchy
gives the highest

priority to unadjusted quoted

prices in active

markets for identical assets

and liabilities
(Level 1) and

the lowest

priority to

unobservable inputs

(Level 3). The

three levels

of the

fair value
hierarchy are described below:

Level 1: Unadjusted quoted

prices in active

markets that

are accessible to

the reporting entity

at
the measurement date for identical assets and liabilities.

Level 2: Inputs other

than quoted

prices in

active markets for

identical assets

and liabilities

that
are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 2 inputs include the following:
●

quoted prices for similar assets and liabilities in active markets
●

quoted prices for identical or similar assets or liabilities in markets that are not active
●

observable inputs

other than

quoted prices

that are

used in

the valuation

of the

asset or
liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)
●

inputs that are derived principally or corroborated by observable market data by correlation or
other means

Level 3: Unobservable inputs

for the asset

or liability (i.e.,

supported by little

or no market activity).
Level 3 inputs include management’s

own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in

the fair value

hierarchy within which

the fair value

measurement is classified is

determined
based upon the lowest level input that is significant to the fair value measurement in its entirety.

Following is a

description of the

valuation techniques and

inputs used for

each general type

of
investments measured at fair value by the Plan.

Company common stock
: Valued

at the closing price reported on the

active market on which the common
stock is traded.

Mutual funds
: Valued

at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with

the SEC. These funds are required to

publish their daily
net asset value

(NAV)

and to transact

at that price.

The mutual funds

held by the

Plan are deemed

to be
actively traded.

Collective trust funds:

Valued

at the NAV

of units of a collective trust fund. The NAV,

as provided by the
trustee, is used

as a practical

expedient to estimate fair

value. The NAV

is based on the

fair value of

the
underlying investments held by the

fund less its liabilities.

This practical expedient is

not used when it

is
determined to be probable that

the fund will sell the

investment for an amount different

than the reported
NAV.

Participant transactions (purchased and sales) may occur daily.

Capital City Bank Group, Inc. 401(k) Plan
Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

The following

tables set

forth by

level, within

the fair

value hierarchy,

the Plan’s

assets carried

at fair
value.
Assets at Fair Value as of
December 31, 2019
Level 1 Level 2 Level 3 Total
Company common stock
$ 2,149,186 $ - $ - $ 2,149,186
Mutual funds
6,908,476
- -
6,908,476
Collective investment trusts
(a)
-
- -
30,363,074
$ 9,057,662 $ - $ - $ 39,420,736

Assets at Fair Value as of
December 31, 2018
Level 1 Level 2 Level 3 Total
Company common stock $ 1,796,534 $ - $ - $ 1,796,534
Mutual funds 4,033,083 - - 4,033,083
Collective investment trusts
(a)
- - - 24,746,330
$ 5,829,617 $ - $ - $ 30,575,947
(a)

These investments are valued based on net asset value (NAV) per unit, as provided by the trustee of the fund as a practical expedient, and have not been classified in the fair value hierarchy.

The fair

value amounts are provided to reconcile to the statement

of net assets available for benefits.

4. Risks and Uncertainties

The Plan holds

various investment securities.

Investment securities are exposed

to various risks

such as
interest rate, market, liquidity and credit risks.

Due to the level of risk associated

with certain investment
securities, it

is at

least reasonably

possible that

changes in

the fair

values of

investment securities

will
occur in the near term and that such changes could materially affect participants’ account balances and the
amounts reported in the statements of net assets available for benefits.

5. Related Party and Party-In-Interest Transactions

The Plan

invests in

the common

stock of

the Company.

This transaction

qualifies as

party-in-interest
transaction; however,

it is exempt

from the prohibited

transaction rules under

ERISA. During 2019,

the
Plan received common stock cash dividends of $35,375 from the Company.

Capital City Bank Group, Inc. 401(k) Plan
Notes to Financial Statements (continued)

6. Tax Status

The underlying

prototype plan

has received

an opinion

letter from

the Internal

Revenue Service

(IRS)
dated March

31, 2014,

stating that

the written

form of

the underlying

prototype document

is qualified
under Section 401 of the Internal Revenue Code (the

Code). Any employer adopting this form of the plan
will be considered to have a plan qualified under

Section 401 of the Code, and, therefore, the related trust
is tax-exempt. Once qualified, the

Plan is required to operate

in conformity with the

Code to maintain its
qualified status.

The plan

administrator believes

the Plan

is being

operated in

compliance w

ith the
applicable requirements of

the Code and,

therefore, believes the

Plan is qualified

and the related

trust is
tax exempt.

Accounting principles generally

accepted in the

United States require

plan management to

evaluate tax
positions taken by

the Plan and

recognize a tax

liability if the

Plan has taken

an uncertain position

that
more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed
the tax

positions taken

by the

Plan, and

has concluded

that there

are no

uncertain positions

taken or
expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, currently there
are no audits for any tax periods in progress.

7. Subsequent Events

There were

no other

events or

transactions discovered

during management’s

evaluation of

subsequent
events that

require recognition

or disclosure

in the

financial statements other

than the

events discussed
below.

In March

2020, the

World Health

Organization declared

the outbreak

and ongoing

coronavirus 2019
disease (Covid-19) a pandemic. Covid-19 has contributed to significant declines and volatility in financial markets.

As such, the

Plan saw a

relative decline in

market value of

securities held subsequent

to year
end.

The Plan

adopted certain

features specified

in recent

Federal regulations

of the

Coronavirus Aid
Relief and Economic Security

Act (“CARES Act”) for

qualifying participants including Covid-

19
distribution options

of up

to $100,000,

and elimination

of 2020

Required Minimum

Distributions for
those participants who meet certain qualifications.

Supplemental Schedule

Capital City Bank Group, Inc. 401(k) Plan
Plan No. 003 EIN 59-2273542
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019
Identity of Issue, Borrower,
Lessor,

or Similar Party
Description of Investment Including Maturity Date, Rate of
Interest, Collateral, Par, or Maturity Value Cost
Current

Value
Mutual funds:
Clearbridge Large Cap Growth IS, 8,908 shares
**
$ 486,901
Cohen & Steers Real Estate Securities Z, 24,864 shares
**
437,602
Fidelity Advisor Small Cap Growth I, 33,945 shares
**
931,453
Fidelity Advisor Total Bond I, 79,785 shares
**
868,862
Fidelity Emerging Markets Idx Premium, 1,361 shares
**
76,048
Goldman Sachs
Small Cap Value

Insights R6, 51,487 shares
**
565,326
Franklin Templeton Franklin Utilities R6, 9,578 shares
**
213,013
Harbor
Small Cap Value

Retirement, 8,370 shares
**
292,363
Touchstone
Mid Cap Y,

9,744 shares
**
390,846
Mass Mutual Premier Infl-Prot and Inc I, 2,086 shares
**
21,754
Mass Mutual Select Mid Cap Growth I, 24,404 shares
**
578,138
Morgan Stanley Inst High Yield IS, 30,834 shares
**
303,406
JP Morgan 100% U.S. Treas Sec MM Inst, 1,278,765 shares
**
1,278,765
Principal Government & High Qual Bd Inst, 5,155 shares
**
54,233
Great-West
Mid Cap Value

Instl, 3,284 shares
**
30,439
Transamerica
Large Cap Value

I, 22,738 shares
**
254,434
Wells Fargo Discp US Core I, 6,814 shares
**
124,893
Total 6,908,476
Collective investment trusts:
Blackrock Equity Index Fund R, 6,762 shares
**
2,859,686
Blackrock LifePath Index 2025 Fund CL 35, 185,082 shares
**
4,588,172
Blackrock LifePath Index 2030 Fund CL 35, 140,079 shares
**
3,748,518
Blackrock LifePath Index 2035 Fund CL 35, 149,321 shares
**
4,267,598
Blackrock LifePath Index 2040 Fund CL 35, 98,441 shares
**
2,948,320
Blackrock LifePath Index 2045 Fund CL 35, 54,986 shares
**
1,723,250
Blackrock LifePath Index 2050 Fund CL 35, 35,624 shares
**
1,110,057
Blackrock LifePath Index 2055 CL 35, 70,506 shares
**
1,130,204
Blackrock LifePath Index Retire CL 35, 240,837 shares
**
4,392,871
Blackrock Mid Cap Equity Index Fund R, 4,455 shares
**
883,848
Blackrock MSCI ACWI ex-U.S. Index R, 50,934 shares
**
686,087
Blackrock Russell 1000 Growth R, 58,033 shares
**
1,069,547
Blackrock
Russell 1000 Value

R, 19,747 shares
**
300,158
Blackrock Russell 2000 Index Fund R, 3,497 shares
**
654,758
Total 30,363,074
*Capital City Bank Group, Inc. Capital City Bank Group Stock, 70,465 shares
**
2,149,186
$ 39,420,736
* Party-in-interest
** Participant-directed investment, cost not required

CAPITAL CITY BANK GROUP,

INC. 401(k) PLAN

EXHIBIT INDEX

Exhibit No. Document

23.1

Ernst & Young, LLP

SIGNATURES

The Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934,

the trustees (or other
persons who administer the employee benefit plan) have duly caused this annual report to be signed on its
behalf by the undersigned hereunto duly authorized.

CAPITAL CITY BANK GROUP,

INC.

401(K) PLAN

By:

/s/Beth Corum

Beth Corum, Co-Chief Operating Officer

Capital City Bank Group, Inc.

Retirement Committee, Chairman

Dated: June 26, 2020